SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

For Immediate Release

Press Release

For Immediate Release

OTI ENTERS EMERGING EUROPEAN COUNTRIES MARKET

OTI Completes Acquisition of ASEC S.A. of Poland
Order for Micropayments Application in Poland Received by OTI’s Subsidiary, ASEC S.A.

Fort Lee, New Jersey – November 15, 2004 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, micropayments, petroleum payments and other applications, announced today its entry into the emerging European countries market with the completion of its acquisition of ASEC S.A. In exchange for all of the outstanding shares of the capital stock of ASEC, OTI will issue to Nextel S.A. OTI ordinary shares having an aggregate market value of between $1.6 million and $1.95 million. The exact amount will depend upon the level of EBITDA achieved by ASEC during 2004 and 2005. OTI has undertaken to register the shares it will issue to Nextel S.A. under the U.S. Securities Act of 1933. The acquisition was conditioned upon ASEC’s receiving an order to supply 1,000 units of contactless reader solutions for micropayments.

The order, which has been received, is for a Polish mass transit system. OTI is hopeful that it will be followed by introduction to other payment sectors in the future. In this application, commuters will be able to load funds onto their commuter cards using a contactless reader integrated into Verifone’s Omni 3750 terminals located at one of the largest kiosk chains across Poland. With this new system, customers will be able to pay for their mass transit tickets and other small ticket-items. The value of this order exceeds $500,000.

Poland, with a population of about 40 million, recently joined the European Union and has a strong need to modernize and ramp-up to the Western European standards, especially with respect to financial and payment systems. Today, there are about 80,000 Point-of-Sale terminals and 7,200 ATM machines located across the country, a small number compared to the size of the country and its growing economy. Thus, OTI believes, there is a tremendous opportunity for OTI, whose solution is well suited for stores, hypermarkets and other commercial locations.

The acquisition of ASEC whose software and back office systems for mass transit ticketing and payment solutions complement OTI’s product offering, enables OTI to provide end-to-end solutions with local technical support and maintain its focus on higher margin products in the growing European emerging markets.

Oded Bashan, President & CEO of OTI said, “We firmly believe that the acquisition of ASEC, a profitable company with higher margins and recurring revenue businesses, will improve OTI’s long-term profitability. Our entry into the European emerging countries market with its vast commercial potential, is something we have been working on for a long while and is in line with our global marketing strategy of providing complete solutions to the three vertical markets of Payment, Petroleum and SmartID.”

Jerzy Fulara, ASEC senior executive commented, “Given our great experience in working with OTI, we are excited about becoming part of this rapidly growing enterprise. Together we look forward to great synergies and achievements across the European emerging countries market.”

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micropayments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol, and the Government of Israel. For more information on OTI, visit www.otiglobal.com.

This press release contains forward-looking statements, including statements that utilize the terms “contemplates,” “will,” “expect,” “believe,” “promising” and “potentially.” Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release and the risk that neither of the transactions described herein may be consummated upon the terms described herein or at all. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. Results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances. This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com.

OTI Contact:	Media Relations	IR Contact:
Galit Mendelson	Adam Handelsman	Paul Holm
Director of Corporate Communication, OTI	5W Public Relations	PortfolioPR
201 944 5200 ext. 111	212 999 5585	212 736 9224
galit@otiglobal.com	ahandelsman@5wpr.com	pholm@portfoliopr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: November 15st 2004